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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 19, 2005
(Commission File No. 1-15024)

This Report on Form 6-K shall be incorporated by reference in our Registration Statements on Form F-3 as filed with the Commission on May 11, 2001 (File No. 333-60712) and on January 31, 2002 (File No. 333-81862) and our Registration Statements on Form S-8 as filed with the Commission on October 1, 2004 (File No. 333-119475) and on May 14, 2001 (File No. 333-13506), in each case to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Novartis AG
(Name of Registrant)

Lichtstrasse 35
4056 Basel
Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosure:        Novartis AG Announces Results for the Third Quarter of 2005

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland
http://www.novartis.com
John Gilardi Novartis Global Media Relations +41 61 324 3018 (direct) +41 61 324 2200 (main) john.gilardi@novartis.com	Corinne Hoff Novartis Global Media Relations + 41 61 324 9577 (direct) + 41 61 324 2200 (main) corinne.hoff@novartis.com
MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis delivers strong growth in first nine months of 2005, on track to achieve full-year sales and earnings objectives

  •
  Group nine-month net sales rise 14% in USD (+12% lc), thanks to strong underlying growth and market share gains in all divisions

  •
  Pharmaceuticals growth of 11% (+9% lc) for first nine months driven by ongoing expansion of Cardiovascular and Oncology franchises

  •
  Group operating income up 13% in first nine months, as Pharmaceuticals volume and margin expansion offsets acquisition costs in Sandoz and Consumer Health

  •
  Net income increases 13% to USD 4.8 billion in first nine months, EPS rises by 15%

  •
  Integration of Hexal and Eon Labs into Sandoz and of BMS North American OTC products into Consumer Health progressing rapidly

  •
  Positive data for key late-stage projects LAF237 (diabetes), SPP100 (hypertension) and FTY720 (multiple sclerosis) in third quarter underscore pipeline strength

Key figures

Nine months to September 30

	YTD 2005		YTD 2004			% Change

	USD m	% of net sales	USD m		% of net sales	USD	lc

Net sales	23 555		20 669			14	12

Pharmaceuticals	15 014		13 528			11	9
Sandoz	3 121		2 178			43	40
Consumer Health	5 420		4 963			9	7
Operating income	5 417	23.0	4 789	(1)	23.2	13
Net income	4 789	20.3	4 247	(1)	20.5	13

Basic earnings per share/ADS	USD 2.05		USD 1.79	(1)		15

Third quarter

	Q3 2005		Q3 2004			% Change

	USD m	% of net sales	USD m		% of net sales	USD	lc

Net sales	8 415		7 057			19	18
Pharmaceuticals	5 093		4 646			10	9
Sandoz	1 486		722			106	104
Consumer Health	1 836		1 689			9	8
Operating income	1 888	22.4	1 620	(1)	23.0	17
Net income	1 666	19.8	1 469	(1)	20.8	13

Basic earnings per share/ADS	USD 0.71		USD 0.62	(1)		15

(1)
Pro forma basis: This report reflects the adoption of new IFRS accounting standards that became effective on January 1, 2005, and other presentational changes. In order to provide a comparable basis, the 2004 pro forma statements reflect these changes as if they had been in effect already during 2004.

All product names appearing in italics are trademarks of Novartis Group Companies.

Basel, October 18, 2005—Commenting on the results, Dr. Daniel Vasella, Chairman and CEO of Novartis, said, "I am pleased with the overall strong performance of our business in the third quarter, particularly the dynamic growth of Pharmaceuticals and with the positive late-stage results for first-in-class compounds such as LAF237 for diabetes, SPP100 for hypertension, and FTY720 for multiple sclerosis. These medicines address significant patient needs and provide a platform for continued strong growth. Sandoz performed well, especially in key markets, as the integration of Hexal and Eon Labs into Sandoz progressed at a fast pace. Based on the robust results, we are confident of achieving our full-year objectives for new record sales and earnings."

Net sales

Nine months to September 30

  •
  Group net sales rose 14% (+12% in local currencies, or lc) to USD 23.6 billion, driven by dynamic growth and market share gains in Pharmaceuticals as well as strong underlying sales growth in Sandoz and Consumer Health. Contributions from the Hexal and Eon Labs acquisitions also supported the overall performance and added four percentage points to net sales growth. Volume expansion represented eight percentage points of Group sales growth in the nine months to September 30 and currency translation two percentage points. Changes in selling prices had little impact.

  •
  Pharmaceuticals net sales advanced 11% (+9% lc) to USD 15.0 billion based on solid double-digit growth in both the strategic Cardiovascular franchise brands (+15% in USD) and Oncology (+23% in USD), thanks particularly to Diovan, Gleevec/Glivec, Lotrel, Femara and Zometa.

  •
  Sandoz net sales surged 43% (+40% lc) to USD 3.1 billion following the initial consolidation of Hexal in the third quarter (June 6 to September 30) and Eon Labs (July 20 to August 31) that totaled USD 690 million. Excluding these acquisitions, Sandoz sales were up 12% in USD (+8% lc) due to the dynamic performance of retail generics in Europe, South Africa and Russia as well as in the US.

  •
  Consumer Health net sales were up 9% (+7% lc) to USD 5.4 billion, supported by good growth rates in all business units. Consolidation of the North American OTC business of Bristol-Myers Squibb as of September 1 added 0.5 percentage points to sales growth.

Third quarter

Group net sales up 19% to USD 8.4 billion

Key factors for the 19% increase in third-quarter sales were ongoing high growth in Pharmaceuticals as well as the contributions of Hexal and Eon Labs to Sandoz. Consumer Health sales rose at a high-single-digit rate. Excluding acquisitions, Group sales rose 9% in USD for the quarter.

Novartis increased its share of the global health-care market (including Pharmaceuticals and Sandoz) to 5.27% for the first eight months of 2005, an increase from 5.04% in the 2004 period, which has been restated to include the contributions of Hexal and Eon Labs, according to IMS Health. Pharmaceuticals increased its share of the global health-care market to 3.91% compared to 3.82% for the same period in 2004.

Pharmaceuticals net sales rise 10% to USD 5.1 billion

Strong performances by many leading products—particularly Gleevec/Glivec, Diovan, Lotrel, Femara and Zometa—as well as robust growth in the US and other markets such as France, Germany and key emerging markets underpinned the 10% (+9% lc) increase in third-quarter net sales.

General Medicines (excluding Mature Products) delivered a net sales increase of 9% (+9% lc) as strategic Cardiovascular franchise brand sales rose 14% (+14% lc) and the Neuroscience franchise also delivered double-digit net sales gains. Net sales in Specialty Medicines (Oncology, Transplantation and Ophthalmics) were up 16% (+15% lc) as Oncology net sales rose 20% (+19% lc) based on Femara, Gleevec/Glivec and Zometa.

In the US, third-quarter sales advanced 11% to USD 2.1 billion as strong performances by the Cardiovascular and Oncology franchises as well as Zelnorm/Zelmac offset lower sales of Elidel. Net sales in Europe rose 4% (+5% lc), supported particularly by Diovan but offset by launches of generic terbinafine in key markets, while Japan grew 4% (+5% lc) and emerging growth markets reported an increase of 22% (+19% lc), thanks to dynamic performances in China, Russia and Turkey.

Sandoz net sales more than double to USD 1.5 billion

Excluding the Hexal and Eon Labs acquisitions, sales were up 10% (+9% lc), driven in particular by volume expansions in France, Russia, India and Italy. Sales in Germany and the US were also higher, but price erosion had an adverse impact. The consolidation of Hexal and Eon Labs for the first time led to a 106% (+104% lc) increase in sales for the third quarter as these businesses performed significantly better than initially expected.

Consumer Health net sales rise 9% to USD 1.8 billion

Net sales for the third quarter rose 9% (+8% lc), helped by a strong double-digit performance from OTC thanks to its focus on seven strategic brands. CIBA Vision delivered high-single- digit growth from the successful roll-out of O2OPTIX contact lens and in other market segments in Europe. Medical Nutrition grew at a low-single-digit rate, reflecting renewed competition in the US and France as well as changing reimbursement rules in Germany. Animal Health benefited from its focus on core brands, but the performance was broadly in line with last year following a reduction in net sales from the fall US sales offer. Infant & Baby benefited from new product launches in the US and Mexico.

Operating income

Nine months to September 30

	YTD 2005		YTD 2004(1)

	USD m	% of net sales	USD m	% of net sales	Change in %

Pharmaceuticals	4 656	31.0	4 025	29.8	16
Sandoz	223	7.1	235	10.8	-5
Consumer Health	865	16.0	831	16.7	4
Corporate income & expense, net	-327		-302

Total	5 417	23.0	4 789	23.2	13

(1)
Pro forma basis

Third quarter

	Q3 2005		Q3 2004(1)

	USD m	% of net sales	USD m	% of net sales	Change in %

Pharmaceuticals	1 681	33.0	1 401	30.2	20
Sandoz	34	2.3	12	1.7	183
Consumer Health	290	15.8	292	17.3	-1
Corporate income & expense, net	-117		-85

Total	1 888	22.4	1 620	23.0	17

(1)
Pro forma basis

Nine months to September 30

  •
  Group operating income improved 13% to USD 5.4 billion as ongoing strong volume and margin expansion in Pharmaceuticals offset an acquisition-related decline in Sandoz.

  •
  Pharmaceuticals operating income rose 16% to USD 4.7 billion, outpacing sales and supported by marketing and administrative-related productivity gains and resulting in an operating margin of 31.0% compared to 29.8% in the year-ago period. In additional, Pharmaceuticals benefited from USD 231 million in divestment gains in the first two quarters of 2005.

  •
  Sandoz operating income declined 5% to USD 223 million, as the operating income contribution of USD 122 million from Hexal and Eon Labs acquisitions was more than offset by USD 159 million in integration costs and other acquisition-related charges. Excluding these acquisitions, operating income rose 11% to USD 260 million, supported by higher profit margins from increased volumes.

  •
  Consumer Health operating income was up 4% to USD 865 million, reflecting ongoing investments to strengthen key brands and USD 16 million of one-time costs related to the acquisition of the North American OTC business of BMS.

Third quarter

Group operating income rises 17% to USD 1.9 billion

Operating income rose at a slightly slower pace than net sales in the third quarter as the dynamic performance of Pharmaceuticals as well as the operating and acquisition-related contributions in Sandoz partially offset a modest decline in Consumer Health. Cost of Goods Sold (COGS) was higher, owing to purchase price accounting and increased amortization of intangible assets in Sandoz related to acquisitions.

Pharmaceuticals operating income up 20% to USD 1.7 billion

Operating income growth continued to outpace sales, rising 20% in the third quarter based on sustained profitability improvements that led to a 2.8 percentage point improvement in the operating margin to 33.0% of net sales compared to the year-ago quarter. Productivity gains, especially in the US, led to a 1.5-percentage-point improvement in Marketing & Sales, offsetting investments in Oncology related to Femara in the US and Europe, Enablex launches as well as Diovan and Lotrel investments in the US. R&D expenses rose at a slower pace than sales, contributing 0.5 percentage points to the improved margin, mainly the result of the timing of expenses compared to the 2004 third quarter. Costs of Goods Sold (COGS) was in line with year-ago levels as a percentage of sales, while General & Administrative expenses contributed 0.3 percentage points to the improvement based on cost-containment measures. A slight decline in Other Income & Expenses compared to the 2004 period also contributed to the higher operating income.

In the third quarter, Novartis recorded an impairment of USD 66 million related to the acquired and capitalized marketing rights for NKS104, a statin no longer being developed for potential use in combination with Diovan. Further development of this compound is being assessed as additional data will become available during the fourth quarter of 2005, which could result in additional impairments.

Sandoz operating income rises to USD 34 million

Operating income rose significantly in the third quarter based on the first-time operating income contributions of USD 122 million from Hexal and Eon Labs as well as volume expansion and cost-containment efforts. This was offset by USD 129 million in purchase accounting and restructuring costs related to the acquisitions. Underlying operating income (excluding Hexal and Eon Labs acquisition effects) increased to USD 41 million.

Consumer Health operating income declines 1% to USD 290 million

The decline in operating income reflected strong investments in key brands as well as one-time costs of USD 16 million related to the acquisition of the BMS product portfolio in OTC in the third quarter. Also negatively impacting the performance were higher production and distribution costs as well as a reduction in net sales from the US fall sales offer in Animal Health.

Group net income advances 13% to USD 1.7 billion

Net income rose 13% to USD 1.7 billion in the third quarter from USD 1.5 billion (pro forma) in the 2004 third quarter. Net income as a percentage of net sales declined to 19.8% from 20.8% in the year-ago period due to the one-time acquisition-related purchase accounting and restructuring costs.

Sandoz positioned for dynamic growth

The integration of Hexal and Eon Labs with Sandoz has made rapid progress, positioning Sandoz for dynamic growth with combined pro forma 2004 sales of USD 5.1 billion and a portfolio of over 600 active ingredients in more than 5,000 dosage forms. Sandoz has a number of advantages, particularly strong positions in key markets such as the US and Germany, a broad technology portfolio, a competitive cost structure with its global production network and a pipeline covering many of the major substances expected to become generic in the coming years with a goal of 80 product introductions annually.

As Hexal and Eon Labs are performing well and exceeding expectations, Novartis now expects for the full year from these acquisitions a sales contribution in excess of USD 1.3 billion and that the net negative effect on operating income will be reduced to between USD 75 million and USD 150 million, a decline from the initial estimate of USD 150 million to USD 250 million made at the end of the second quarter. As a result, the estimated negative impact on Group net income will be reduced to between USD 175 million and USD 250 million from the earlier estimate of USD 250 million to USD 350 million.

Group outlook (barring any unforeseen events)

Based on the outstanding performance to date in 2005, Novartis reaffirms its confidence in achieving the full-year objectives to deliver high-single-digit net sales growth for the Group and Pharmaceuticals in local currencies as well as record levels of operating and net income on a comparable basis to 2004. (This full-year outlook excludes the impact of the Hexal and Eon Labs acquisitions.)

Pharmaceutical business and key product highlights

(Note: All net sales and percentage figures refer to third-quarter 2005 results)

General Medicines

Diovan (USD 925 million) (+17% worldwide; +17% lc; +14% US), the most prescribed angiotensin-receptor blocker (ARB) worldwide, maintained strong growth rates in both the US and Europe in the third quarter, in part supported by two recently approved indications and the global rollout of Co-Diovan, a combination of Diovan and a diuretic. Growth and market share gains in Europe have been driven mainly by Co-Diovan and the launch of new indications. Diovan is the only agent in its class worldwide indicated to treat high blood pressure, high-risk heart attack survivors (VALIANT trial) and patients with heart failure (Val-HeFT trial). In the US, Diovan remained the leader with a 38% share of the ARB market (Source: IMS) despite increased competition. Supporting Diovan in the US has been disease-awareness and education initiatives ("BP Success Zone") that also underpinned Lotrel sales.

Lotrel (USD 269 million only in the US) (+23% US), the No. 1 fixed combination treatment for hypertension in the US since 2002, delivered its strongest growth of the year in the third quarter, in part helped by increasing awareness about the benefits of therapies like Lotrel that combine an ACE inhibitor with a calcium channel blocker (CCB).

Lamisil (USD 318 million) (-8% worldwide; -7% lc; -1% US), the leading treatment worldwide for fungal nail infections, posted modest decline in sales following the expiry of patent protection in most major European markets, including the UK, Germany, the Netherlands and Italy. In the US, Lamisil has maintained market leadership although a generic version of the competitor itraconazole has been introduced.

Zelnorm/Zelmac (USD 113 million) (+36% worldwide; +34% lc +37% US), a novel therapy for irritable bowel syndrome with constipation (IBS-C) and the first and only prescription medicine for chronic idiopathic constipation, maintained robust double-digit growth rates in the US and key markets in Latin America. More than 2.5 million patients have been treated to date with Zelnorm.

Elidel (USD 53 million) (-36% worldwide; -37% lc; -43% US) reported lower sales for the second consecutive quarter following a decline in US prescriptions for the eczema treatment. Novartis is in product labeling discussions with the US Food and Drug Administration (FDA) following the FDA's health advisory statement earlier this year relating to a theoretical risk of lymphoma. Novartis remains confident in the safety and efficacy of Elidel in its approved indications.

Specialty Medicines

(Note: All net sales and percentage figures refer to third-quarter 2005 results)

Oncology

Gleevec/Glivec (USD 547 million) (+33% worldwide; +31% lc; +46% US), indicated for all stages of Philadelphia-chromosome positive (Ph+) chronic myeloid leukemia (CML) and certain forms of gastro-intestinal stromal tumors (GIST), again delivered strong growth rates in the third quarter. This dynamic performance was achieved through further penetration of both the CML and GIST markets as well as an increase in the average daily dose. Gleevec/Glivec recently received EU approval for increasing the average daily dose to 800 mg from 400 mg or 600 mg in patients with chronic phase CML and in GIST patients whose cancer is progressing on the lower dose. Gleevec/Glivec is on track to be submitted by the end of 2005 in the US, EU and Japan as a treatment for Ph+ acute lymphoblastic leukemia (ALL) and other rare diseases.

Zometa (USD 302 million) (+15% worldwide; +14% lc; +13% US), the leading intravenous bisphosphonate for bone metastases, reached a record 74% market share in a maturing US market during the third quarter. Greater use in prostate and lung cancer was somewhat offset by slowing growth in breast cancer and myeloma due to high penetration rates. In the EU, Zometa is growing market share despite new competition.

Femara (USD 136 million) (+35% worldwide; +33% lc; +26% US), a leading therapy for early and advanced breast cancer in postmenopausal women, continued to grow strongly based on increased use in the extended adjuvant setting (after standard tamoxifen treatment), an indication approved in more than 75 countries, including the US. In August, the FDA granted priority review to Femara for adjuvant (post-surgery) treatment of postmenopausal women with hormone receptor-positive early breast cancer. Regulatory action is now expected before the end of the year. Novartis asked for priority review based on enhanced efficacy in subgroups who may be at an increased risk of relapse for which existing therapies have not demonstrated benefit. Applications for the adjuvant indication have also been filed in Europe. In addition, Femara was recently submitted for approval in Japan for treatment of postmenopausal women with breast cancer, and a decision is expected by the end of 2005 or in early 2006.

Sandostatin (USD 219 million) (+6% worldwide; +5% lc; -7% US), a leading treatment for patients with the hormone condition acromegaly as well as for symptoms of gastro-entero-pancreatic neuroendocrine tumors, achieved positive growth rates due to the performance of the long-acting LAR version, which reported a double-digit increase in the US while the subcutaneous version continued to face generic competition. Sandostatin LAR growth is driven by increasing penetration in carcinoid tumors and acromegaly.

Ophthalmics

Visudyne (USD 124 million) (+9% worldwide; +8% lc; -9% US), the top treatment for "wet" AMD (age-related macular degeneration), the leading cause of blindness for people over age 50, continued to grow in the third quarter, helping the business unit to report a 5% (+3% lc) rise in third-quarter sales. In the US, sales declined due to new competition, but Visudyne sales growth was strong in other key markets worldwide, including the UK, Germany and France, with sales outside the US up 25%.

Transplantation

Sales for the third quarter were up 7% (+6% lc), supported by unchanged sales of Neoral/Sandimmun (+0% worldwide, +0% lc, -12% US) amid generic competition. Myfortic sales continued to grow in the third quarter, supported by accelerated growth in new prescriptions in the US. Certican was launched in

Italy during the third quarter, continuing the global rollout. An FDA Advisory Committee is scheduled for November 16 to review the use of Certican in heart transplantation.

Product and regulatory update

Novartis provided an update on its industry-leading pipeline in September, presenting positive pivotal Phase III data on the potentially first-in-class compounds LAF237 (diabetes) and SPP100 (hypertension) as well as an overview of other key projects in late-stage development. With one of the highest R&D productivity rates in the pharmaceutical industry, Novartis currently has 75 projects in clinical development, including 52 in Phase II, Phase III or registration and of which 46 are new molecular entities (NMEs).

Among the recent highlights:

  •
  LAF237 (vildagliptin), a potentially first-in-class oral DPP-IV inhibitor for the treatment of type 2 diabetes, is planned to be filed with regulatory authorities in the US in the first half of 2006. New Phase IIb/III trial results presented in September demonstrated strong efficacy in lowering HbA1c levels (a measure of average blood sugar levels over a two- to three-month period) and excellent tolerability without weight gain. New data also demonstrated clear dose response from 20 mg per day to 100 mg per day, and that LAF237 offers additional efficacy when added on to insulin. Due to its novel effects on pancreatic islet cells, LAF237 has the potential to become a significant new treatment for type 2 diabetes, either as a monotherapy or in combination with other commonly used agents. Additional Phase III data is planned to be available by early 2006.

  •
  SPP100 (aliskiren), the first in a new class of anti-hypertension agents called renin inhibitors, is on schedule for US filing in early 2006. EU submission is planned for the fourth quarter of 2006 after completion of longer-term comparative studies. Data from two Phase III studies presented in September showed powerful double-digit reductions in blood pressure combined with excellent 24-hour blood pressure control with placebo-like tolerability for the once-daily oral treatment, both as a monotherapy and in combination with the diuretic hydrochlorothiazide (HCTZ). SPP100, developed in collaboration with Speedel, also has the potential to offer improved end-organ protection due to its inhibition of plasma renin activity, an emerging risk factor for cardiovascular disease. This compound is being explored in an extensive profiling program in combination and in comparison with other antihypertensive agents. Data from additional Phase III studies is planned to be available at the end of 2006.

  •
  Novartis plans to submit a fixed-dose combination of Diovan with amlodipine, a calcium channel blocker (CCB), for regulatory approval in 2006. This would mark the first fixed-dose combination of the two most prescribed angiotensin-receptor blockers (ARBs) and CCBs in the marketplace. This combination will bring together all the benefits of these two leading agents in one pill. The use of combination therapies is becoming more common in treating hypertension since the majority of treated patients require more than one agent to reach their target blood pressure goals. Fixed combinations of Diovan with other anti-hypertension agents, including SPP100, are also in clinical development.

  •
  FTY720, in development as an oral once-daily treatment for relapsing multiple sclerosis, is on track to begin Phase III trials by the end of 2005. Data from the extension of a Phase II study to 12 months confirmed the substantial efficacy of FTY720 observed at six months in significantly reducing the relapse rates of patients with this disease, which is estimated to affect more than two million people worldwide and is the leading cause of neurological disability in young adults.

  •
  Preliminary results of the first of two Phase III studies in transplantation indicated that FTY720 narrowly missed the study endpoint of non-inferiority to MMF. Further guidance on FTY720 in transplantation is planned to be provided when results of the second Phase III study become available in the fourth quarter of 2005.

  •
  Aclasta(1) (zoledronic acid 5 mg) was shown in a head-to-head Phase III study published in the New England Journal of Medicine edition of September 1, 2005, to offer superior efficacy, faster onset of action and a longer period of remission compared to risedronate, the current oral standard of care in Paget's disease. Aclasta was first launched in Germany in May 2005, and other launches are expected during 2005 and 2006. The FDA issued an approvable letter for this product for the treatment of Paget's disease in March 2005, and a complete response was submitted in August. Phase III trials are underway to demonstrate the benefits of Aclasta as a once-yearly treatment for various forms of osteoporosis, with US and EU regulatory submissions planned for 2007.

(1)
Zoledronic acid (5 mg) is authorized to be marketed under the name Aclasta in Europe and is awaiting US approval of a different trademark.

•
Xolair (omalizumab), a first-in-class therapy for the treatment of severe persistent allergic asthma, is awaiting EU regulatory approval after the Committee for Medicinal Products for Human Use (CHMP) issued a positive opinion in July 2005. First approved in the US in 2003 with partner Genentech, Xolair is set to become the first humanized antibody to be approved for the treatment of asthma in Europe, representing a highly innovative approach to controlling this disease.

•
Exjade (deferasirox) (ICL670) received a unanimous recommendation for approval by an FDA Advisory Committee in September. Exjade is awaiting US regulatory approval after being granted a six-month priority review in June 2005 as well as in the EU, where Exjade also has orphan drug status, and in Switzerland. As a once-daily oral formulation, Exjade offers the potential to improve treatment compliance and quality of life of patients with chronic transfusional iron overload—a potentially life-threatening condition—compared to deferoxamine, the current cumbersome infusion therapy standard of care.

•
AMN107, a novel investigational oral compound being developed as a new treatment for advanced chronic myeloid leukemia (CML) patients, is planned to be submitted for regulatory approval in 2007. Enrollment in a pivotal Phase II study of patients with CML resistant or intolerant to Gleevec/Glivec began in April 2005, with a Phase III study in chronic phase CML patients initiating treatment planned to begin in the first quarter of 2006. AMN107 further expands the Novartis franchise for helping patients with CML and GIST (gastrointestinal stromal tumors).

•
PTK/ZK is a new oral targeted therapy designed to block the growth of blood and lymphatic vessels in development with Schering AG. Interim analyses of two Phase III studies in metastatic colorectal cancer (CONFIRM1 and CONFIRM2) showed that the benefits of combining PTK/ZK with the FOLFOX4 regimen did not achieve statistical significance, but showed a benefit in a subset of patients with elevated lactate dehydrogenase (LDH). In light of these findings this program will be delayed. Schering and Novartis are reviewing the development strategy and timeline.

•
Lucentis (ranibizumab), the potential new "gold standard" treatment for wet age-related macular degeneration (AMD), has shown strong efficacy and a good safety profile in recent clinical trials. Lucentis is being developed with Genentech, which retains the right to develop and market the product in North America. Regulatory submission is expected in mid 2006 in the EU.

•
All key filings for LDT600 (telbivudine) are planned to be completed by the end of the first quarter of 2006. The once-daily treatment for chronic hepatitis B infections successfully reached its primary composite efficacy endpoint of therapeutic response in the Phase III GLOBE registration trial. Full one-year data from this trial will be presented at the American Association for the Study of Liver Diseases (AASLD) on November 14. It is being developed in collaboration with Idenix Pharmaceuticals.

  •
  Novartis signed a major multi-year alliance with Alnylam Pharmaceuticals, Inc. to collaborate on research and development of compounds based on RNA interference (RNAi), which holds great promise as a new therapeutic approach in many disease areas, as well as agreed to acquire the global rights to a novel oral phosphate binder in Phase I for the treatment of elevated serum phosphate levels (hyperphosphatemia) in late- or end-stage renal disease patients from SeBo GmBH of Germany.

Corporate

        Corporate income & expense, net

Net corporate expenses were an expense of USD 117 million in the third quarter, an increase from an expense of USD 85 million in the 2004 third quarter, mainly on account of increased charges for legal expenses. In the first nine months, net corporate expenses were USD 327 million compared to an expense of USD 302 million in the year-ago period.

        Financial income, net

Net financial income in the third quarter was USD 18 million, a decline from USD 35 million in the year-ago quarter as average net liquidity declined due to acquisitions. The overall return on net liquidity was 8.7% compared to 2.5% in the year-ago period, principally due to currency gains. Net financial income for the first nine months was USD 124 million, down from USD 161 million in the same period of 2004, but the return on net liquidity remained steady at 3.7%.

        Result from associated companies

Associated companies provided a net contribution of USD 65 million in the third quarter, a decline from USD 98 million in the 2004 third quarter, mainly the result of a profit contribution from Roche during the exceptional first half of 2004. The Group's 42% investment in Chiron Corporation contributed income of USD 17 million in the third quarter compared with income of USD 4 million in the prior-year period. The investment in Roche resulted in income of USD 47 million. This amount consists of an estimated share of USD 76 million of Roche's net income for the third quarter of 2005, partially offset by charges of USD 29 million related to amortization of intangible assets. Associated companies provided income of USD 126 million in the first nine months of 2005, down from USD 154 million in the year-ago period.

        Balance sheet

The Group's equity increased by USD 0.4 billion in the first nine months to USD 31.7 billion at September 30, 2005, as a result of the net income of USD 4.8 billion and USD 0.3 billion for share-based compensation, which were partly offset by the dividend payment of USD 2.1 billion, a total of USD 0.3 billion for the purchase of treasury shares, USD 1.8 billion of translation losses and USD 0.5 billion in actuarial net losses.

Reflecting the acquisitions made to date in 2005, net liquidity fell by USD 6.0 billion to USD 1.0 billion at September 30, 2005, from USD 7.0 billion at January 1, 2005, which includes the outlay of USD 8.6 billion to acquire Hexal and Eon Labs as well as the North American OTC business of BMS. The debt/equity ratio at the end of the first nine months remained steady at 0.22:1, the same level as at December 31, 2004.

Novartis repurchased no shares in the third quarter through its share repurchase program via a second trading line on the SWX Swiss Exchange, leaving the total of shares repurchased to date in 2005 unchanged at 10.2 million for USD 0.5 billion. A total of 25.4 million shares have been repurchased for USD 1.2 billion following the start of the fourth share-repurchase program in August 2004.

Novartis is one of the few non-financial companies worldwide to have attained the highest credit ratings from Standard & Poor's and Moody's, the two benchmark rating agencies. S&P rates Novartis as AAA for long-term maturities and A1+ for short-term maturities, while Moody's has rated the company as Aaa and P1, respectively.

        Cash flow

Cash flow from operating activities rose by USD 1.0 billion in the first nine months of 2005 to USD 5.8 billion, reflecting the strong business expansion and strict management of working capital. In the third quarter, cash flow from operating activities increased by USD 0.4 billion to USD 2.5 billion. Free cash flow (excluding the impact of acquisitions) in the first nine months of the year rose to USD 3.1 billion, an increase of USD 1.0 billion.

        Disclaimer

This release contains certain forward-looking statements relating to the Group's business, which can be identified by the use of forward-looking terminology such as "on track", "is set to become", "holds great promise", "will", "anticipate", "outlook", "expect", "pipeline", "potential", "planned", "will be", "intends to", or similar expressions, or by express or implied discussions regarding potential future sales of new or existing products, potential new products or potential new indications for existing products, or by other discussions of strategy, plans or intentions. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. There can be no guarantee that any products will reach any particular sales levels, or that any new products will be approved for sale in any market, or that any new indications will be approved for existing products in any market. In particular, management's expectations could be affected by, among other things, new clinical data; unexpected clinical trial results; unexpected regulatory actions or delays or government regulation generally; the Group's ability to obtain or maintain patent or other proprietary intellectual property protection; competition in general; government, industry, and general public pricing pressures and other risks and factors referred to in the Group's current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

        About Novartis

Novartis AG (NYSE: NVS) is a world leader in pharmaceuticals and consumer health. In 2004, the Group's businesses achieved net sales of USD 28.2 billion and pro forma net income of USD 5.6 billion. The Group invested approximately USD 4.1 billion in R&D. Headquartered in Basel, Switzerland, Novartis Group companies employ about 91,700 people and operate in over 140 countries around the world.

For further information please consult http://www.novartis.com.

Further Important Dates

January 19, 2006	Full-year 2005 results
February 28, 2006	Annual General Meeting

Contacts

Media:	Investors:
+41 61 324 2200	+41 61 324 7944
(John Gilardi or Corinne Hoff—Basel)	(Karen Huebscher—Basel)
+1 212 830 2457	+1 212 830 2433
(Sheldon Jones—US)	(Ronen Tamir—US)

Consolidated income statements (unaudited)

Third quarter

					Restated historical Q3 2004(2) USD m
	Q3 2005 USD m	Q3 2004(1) USD m	Change
			USD m	%

Total net sales	8 415	7 057	1 358	19	7 057
Other revenues	74	43	31	72	43
Cost of Goods Sold	-2 450	-1 765	-685	39	-1 765

Gross profit	6 039	5 335	704	13	5 335
Marketing & Sales	-2 393	-2 109	-284	13	-2 109
Research & Development	-1 191	-1 044	-147	14	-1 053
General & Administration	-428	-361	-67	19	-361
Other income & expense	-139	-201	62	-31	-211

Operating income	1 888	1 620	268	17	1 601
Result from associated companies	65	98	-33	-34	70
Financial income, net	18	35	-17	-49	34

Income before taxes	1 971	1 753	218	12	1 705
Taxes	-305	-284	-21	7	-266

Net income	1 666	1 469	197	13	1 439

Attributable to:
Equity holders of the parent	1 659	1 470	189	13	1 440
Minority interests	7	-1	8		-1

Average number of shares outstanding—Basic (million)	2 333.8	2 348.4	-14.6	-1	2 348.4

Basic earnings per share (USD)(3)	0.71	0.62	0.09	15	0.61

Average number of shares outstanding—Diluted (million)	2 344.0	2 357.1	-13.1	-1	2 357.1

Diluted earnings per share (USD)(3)	0.71	0.62	0.09	15	0.61

(1)
Pro forma basis: This report reflects the adoption of new IFRS accounting standards that became effective on January 1, 2005, and other presentational changes. In order to provide a comparable basis, the 2004 pro forma statements reflect these changes as if they had been in effect already during 2004. (As part of the IFRS restatement communication, please find further information on the reconciliation of the pro forma 2004 figures to the 2004 actual figures reported in the Investor Relations website at www.novartis.com)

(2)
Restated historical basis (see notes to the interim financial statements for further information)

(3)
Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of the parent

Consolidated statement of recognized income and expense (unaudited)

Third quarter

	Q3 2005 USD m	Q3 2004(1) USD m	Change USD m

Net income	1 666	1 439	227
Actuarial gains/losses	-458	-257	-201
Fair value adjustments on financial instruments	54	-33	87
Translation movements	-71	115	-186

Recognized income and expense	1 191	1 264	-73

(1)
Restated historical basis (see notes to the interim financial statements for further information)

Consolidated income statements (unaudited)

Nine months to September 30

					Restated historical YTD 2004(2) USD m
	YTD 2005 USD m	YTD 2004(1) USD m	Change
			USD m	%

Total net sales	23 555	20 669	2 886	14	20 669
Other revenues	218	102	116	114	102
Cost of Goods Sold	-6 351	-5 217	-1 134	22	-5 217

Gross profit	17 422	15 554	1 868	12	15 554
Marketing & Sales	-7 173	-6 373	-800	13	-6 373
Research & Development	-3 374	-2 937	-437	15	-2 946
General & Administration	-1 234	-1 088	-146	13	-1 088
Other income & expense	-224	-367	143	-39	-406

Operating income	5 417	4 789	628	13	4 741
Result from associated companies	126	154	-28	-18	71
Financial income, net	124	161	-37	-23	158

Income before taxes	5 667	5 104	563	11	4 970
Taxes	-878	-857	-21	2	-857

Net income	4 789	4 247	542	13	4 113

Attributable to:
Equity holders of the parent	4 780	4 235	545	13	4 101
Minority interests	9	12	-3	-25	12

Average number of shares outstanding—Basic (million)	2 332.0	2 361.0	-29.0	-1	2 361.0

Basic earnings per share (USD)(3)	2.05	1.79	0.26	15	1.74

Average number of shares outstanding—Diluted (million)	2 340.4	2 369.3	-28.9	-1	2 369.3

Diluted earnings per share (USD)(3)	2.04	1.79	0.25	14	1.73

(1)
Pro forma basis: This report reflects the adoption of new IFRS accounting standards that became effective on January 1, 2005, and other presentational changes. In order to provide a comparable basis, the 2004 pro forma statements reflect these changes as if they had been in effect already during 2004. (As part of the IFRS restatement communication, please find further information on the reconciliation of the pro forma 2004 figures to the 2004 actual figures reported in the Investor Relations website at www.novartis.com)

(2)
Restated historical basis (see notes to the interim financial statements for further information)

(3)
Earnings per share (EPS) is calculated on the amount of net income attributable to the equity holders of the parent

Consolidated statement of recognized income and expense (unaudited)

Nine months to September 30

	YTD 2005 USD m	YTD 2004(1) USD m	Change USD m

Net income	4 789	4 113	676
Actuarial gains/losses	-514	-769	255
Fair value adjustments on financial instruments	-24	219	-243
Translation movements	-1 751	-522	-1 229

Recognized income and expense	2 500	3 041	-541

(1)
Restated historical basis (see notes to the interim financial statements for further information)

Condensed consolidated balance sheets (unaudited)

	Sept 30, 2005 USD m	Dec 31, 2004(1) USD m	Sept 30, 2004(1) USD m

Assets
Total long-term assets	36 194	28 568	27 004

Current assets
Inventories	3 889	3 558	3 440
Trade accounts receivable	5 137	4 851	4 492
Other current assets	1 503	1 619	1 446
Cash, short-term deposits and marketable securities	7 947	13 892	11 534

Total current assets	18 476	23 920	20 912

Total assets	54 670	52 488	47 916

Equity and liabilities
Total equity	31 738	31 305	28 918

Long-term liabilities
Financial debts	2 435	2 736	2 915
Other long-term liabilities	8 040	6 494	6 401
Total long-term liabilities	10 475	9 230	9 316
Short-term liabilities
Trade accounts payable	1 773	2 020	1 568
Financial debts and derivatives	4 467	4 119	2 616
Other short-term liabilities	6 217	5 814	5 498
Total short-term liabilities	12 457	11 953	9 682

Total liabilities	22 932	21 183	18 998

Total equity and liabilities	54 670	52 488	47 916

(1)
Restated historical basis (see notes to the interim financial statements for further information)

Condensed consolidated changes in equity (unaudited)

Third quarter

	Q3 2005 USD m	Q3 2004(1) USD m	Change USD m

Consolidated equity at July 1(1)	30 393	28 298	2 095
Total recognized income and expense	1 191	1 264	-73
Purchase of treasury shares, net	95	-780	875
Share-based compensation	111	90	21
Changes in minorities	-12	52	-64
Other	-40	-6	-34

Consolidated equity at September 30	31 738	28 918	2 820

(1)
Restated historical basis (see notes to the interim financial statements for further information)

Nine months to September 30

	YTD 2005 USD m	TTD 2004(1) USD m	Change USD m

Consolidated equity at January 1(1)	31 305	29 117	2 188
Total recognized income and expense	2 500	3 041	-541
Dividends	-2 107	-1 896	-211
Purchase of treasury shares, net	-281	-1 640	1 359
Share-based compensation	314	228	86
Changes in minorities	-27	34	-61
Other	34	34

Consolidated equity at September 30	31 738	28 918	2 820

(1)
Restated historical basis (see notes to the interim financial statements for further information)

Condensed consolidated cash flow statements (unaudited)

Third quarter

	Q3 2005 USD m	Q3 2004(1) USD m	Change USD m	Restated historical Q3 2004(2) USD m

Net income	1 666	1 469	197	1 439
Reversal of non-cash items
Taxes	305	284	21	266
Depreciation, amortization and impairments	498	379	119	403
Net financial income	-13	-35	22	-34
Other	6	10	-4	23

Net income adjusted for non-cash items	2 462	2 107	355	2 097
Interest and other financial receipts	116	119	-3	119
Interest and other financial payments	-67	-49	-18	-49
Taxes paid	-306	-158	-148	-158

Cash flow before working capital and provision changes	2 205	2 019	186	2 009
Restructuring payments and other cash payments out of provisions	-61	-56	-5	-56
Change in net current assets and other operating cash flow items	394	184	210	185

Cash flow from operating activities	2 538	2 147	391	2 138

Investments in property, plant & equipment	-285	-297	12	-297
Acquisitions/divestments of subsidiaries	-3 245	-574	-2 671	-574
Decrease/increase in marketable securities, intangible and financial assets	198	-716	914	-707

Cash flow used for investing activities	-3 332	-1 587	-1 745	-1 578

Cash flow used for financing activities	-597	-946	349	-946

Translation effect on cash and cash equivalents	-16	-4	-12	-4

Change in cash and cash equivalents	-1 407	-390	-1 017	-390
Cash and cash equivalents at July 1	4 939	3 571	1 368	3 571

Cash and cash equivalents at September 30	3 532	3 181	351	3 181

(1)
Pro forma basis

(2)
Restated historical basis (see notes to the interim financial statements for further information)

Condensed consolidated cash flow statements (unaudited)

Nine months to September 30

	YTD 2005 USD m	YTD 2004(1) USD m	Change USD m	Restated historical YTD 2004(2) USD m

Net income	4 789	4 247	542	4 113
Reversal of non-cash items
Taxes	878	857	21	857
Depreciation, amortization and impairments	1 077	955	122	1 028
Net financial income	-119	-161	42	-158
Other	-132	-19	-113	28

Net income adjusted for non-cash items	6 493	5 879	614	5 868
Interest and other financial receipts	441	352	89	352
Interest and other financial payments	-151	-106	-45	-107
Taxes paid	-982	-886	-96	-886

Cash flow before working capital and provision changes	5 801	5 239	562	5 227
Restructuring payments and other cash payments out of provisions	-253	-162	-91	-162
Change in net current assets and other operating cash flow items	272	-212	484	-209

Cash flow from operating activities	5 820	4 865	955	4 856

Investments in property, plant & equipment	-770	-882	112	-882
Acquisitions/divestments of subsidiaries	-8 542	-1 031	-7 511	-1 031
Decrease/increase in marketable securities, intangible and financial assets	3 135	-1 553	4 688	-1 544

Cash flow used for investing activities	-6 177	-3 466	-2 711	-3 457

Cash flow used for financing activities	-2 067	-3 857	1 790	-3 857

Translation effect on cash and cash equivalents	-127	-7	-120	-7

Change in cash and cash equivalents	-2 551	-2 465	-86	-2 465
Cash and cash equivalents at January 1	6 083	5 646	437	5 646

Cash and cash equivalents at September 30	3 532	3 181	351	3 181

(1)
Pro forma basis

(2)
Restated historical basis (see notes to the interim financial statements for further information)

Net sales by Division

Third quarter (unaudited)

	Q3 2005 USD m	Q3 2004 USD m	% change
			USD	lc

Pharmaceuticals	5 093	4 646	10	9
Sandoz	1 486	722	106	104
Consumer Health	1 836	1 689	9	8

Total	8 415	7 057	19	18

Nine months to September 30 (unaudited)

	YTD 2005 USD m	YTD 2004 USD m	% change
			USD	lc

Pharmaceuticals	15 014	13 528	11	9

Sandoz	3 121	2 178	43	40

Consumer Health	5 420	4 963	9	7

Total	23 555	20 669	14	12

Operating income by Division

Third quarter (unaudited)

	Q3 2005		Q3 2004(1)			Restated historical Q3 2004(2) USD m
	USD m	% of net sales	USD m	% of net sales	Change in %

Pharmaceuticals	1 681	33.0	1 401	30.2	20	1 387

Sandoz	34	2.3	12	1.7	183	6

Consumer Health	290	15.8	292	17.3	-1	279

Corporate income & expense, net	-117		-85			-71

Total	1 888	22.4	1 620	23.0	17	1 601

(1)
Pro forma basis

(2)
Restated historical basis (see notes to the interim financial statements for further information)

Nine months to September 30 (unaudited)

	YTD 2005		YTD 2004(1)			Restated historical YTD 2004(2) USD m
	USD m	% of net sales	USD m	% of net sales	Change in %

Pharmaceuticals	4 656	31.0	4 025	29.8	16	4 001

Sandoz	223	7.1	235	10.8	-5	217

Consumer Health	865	16.0	831	16.7	4	791

Corporate income & expense, net	-327		-302			-268

Total	5 417	23.0	4 789	23.2	13	4 741

(1)
Pro forma basis

(2)
Restated historical basis (see notes to the interim financial statements for further information)

Consolidated income statements—Divisional segmentation

Third quarter (unaudited)

	Pharmaceuticals Division		Sandoz Division		Consumer Health Division		Corporate		Total
	Q3 2005 USD m	Q3 2004(1) USD m	Q3 2005 USD m	Q3 2004(1) USD m	Q3 2005 USD m	Q3 2004(1) USD m	Q3 2005 USD m	Q3 2004(1) USD m	Q3 2005 USD m	Q3 2004(1) USD m

Net sales to third parties	5 093	4 646	1 486	722	1 836	1 689			8 415	7 057
Sales to other Divisions	39	38	30	26	7	9	-76	-73

Sales of Divisions	5 132	4 684	1 516	748	1 843	1 698	-76	-73	8 415	7 057
Other revenues	57	40	7	2	10	1			74	43
Cost of Goods Sold	-808	-737	-952	-434	-766	-674	76	80	-2 450	-1 765

Of which amortization and impairments of product and patent rights and trademarks	-42	-40	-82	-15	-17	-13			-141	-68

Gross profit	4 381	3 987	571	316	1 087	1 025		7	6 039	5 335
Marketing & Sales	-1 520	-1 452	-273	-122	-600	-535			-2 393	-2 109
Research & Development	-934	-872	-157	-64	-71	-69	-29	-39	-1 191	-1 044
General & Administration	-160	-157	-77	-42	-106	-86	-85	-76	-428	-361
Other income & expense	-86	-105	-30	-76	-20	-43	-3	23	-139	-201

Of which amortization and impairments of capitalized intangibles included in function costs	-68	-8	-52	-85	-9	-19	-3	-2	-132	-114

Operating income	1 681	1 401	34	12	290	292	-117	-85	1 888	1 620
Result from associated companies									65	98
Financial income, net									18	35

Income before taxes									1 971	1 753
Taxes									-305	-284

Net income									1 666	1 469

(1)
Pro forma basis

Consolidated income statements—Divisional segmentation

Nine months to September 30 (unaudited)

	Pharmaceuticals Division		Sandoz Division		Consumer Health Division		Corporate		Total
	YTD 2005 USD m	YTD 2004(1) USD m	YTD 2005 USD m	YTD 2004(1) USD m	YTD 2005 USD m	YTD 2004(1) USD m	YTD 2005 USD m	YTD 2004(1) USD m	YTD 2005 USD m	YTD 2004(1) USD m

Net sales to third parties	15 014	13 528	3 121	2 178	5 420	4 963			23 555	20 669
Sales to other Divisions	99	108	118	61	22	23	-239	-192

Sales of Divisions	15 113	13 636	3 239	2 239	5 442	4 986	-239	-192	23 555	20 669
Other revenues	174	89	13	4	31	9			218	102
Cost of Goods Sold	-2 415	-2 195	-1 954	-1 252	-2 204	-1 982	222	212	-6 351	-5 217

Of which amortization and impairments of product and patent rights and trademarks	-127	-132	-117	-45	-46	-43			-290	-220

Gross profit	12 872	11 530	1 298	991	3 269	3 013	-17	20	17 422	15 554
Marketing & Sales	-4 779	-4 340	-550	-376	-1 844	-1 657			-7 173	-6 373
Research & Development	-2 756	-2 448	-300	-183	-213	-194	-105	-112	-3 374	-2 937
General & Administration	-474	-454	-179	-133	-314	-269	-267	-232	-1 234	-1 088
Other income & expense	-207	-263	-46	-64	-33	-62	62	22	-224	-367

Of which amortization and impairments of capitalized intangibles included in function costs	-72	-22	-53	-105	-29	-53	-15	-8	-169	-188

Operating income	4 656	4 025	223	235	865	831	-327	-302	5 417	4 789
Result from associated companies									126	154
Financial income, net									124	161

Income before taxes									5 667	5 104
Taxes									-878	-857

Net income									4 789	4 247

(1)
Pro forma basis

Notes to the interim financial report for the nine months ended September 30, 2005 (unaudited)

1. Basis of preparation

This unaudited financial report has been prepared in accordance with the accounting policies set out in International Accounting Standard 34 on Interim Financial Reporting and in the 2004 Annual Report, except that the Group has adopted the following new IFRS rules or made other improvements to its financial statements presentation from January 1, 2005:

IFRS 2 (Share-based compensation)

  IFRS 2 requires the fair value of any equity instruments granted to employees to be recognized as an expense. Up to December 31, 2004, the approximate fair value of these equity instruments has been charged to the business operations in the Divisional segment reporting but has been offset by a matching income in Corporate Other income & expense. Therefore, no operating income charge was ultimately recognized in the Group's consolidated financial statements. From January 1, 2005, Novartis calculates the fair value of the granted options using the trinomial valuation method, which is a variant of the lattice binomial approach. The amounts for options and other share-based compensation are charged to income over the relevant vesting periods, adjusted to reflect actual and expected levels of vesting. As permitted by IFRS 2, Novartis has restated its prior-year audited historical consolidated financial statements to reflect the cost of grants awarded only since November 7, 2002, whereas the pro forma calculation includes prior grants. These grants have been tax-effected using our current best estimates, which may require adjustment during 2005.

IFRS 3 (Business combinations)

  Under IFRS 3, with effect from January 1, 2005, all goodwill is considered to have an indefinite life and is not amortized, but is subject to annual impairment testing. This requirement applies to goodwill separately presented in the Group's balance sheet and to goodwill that is embedded in the equity accounting for associated companies. This new accounting policy was also applied in 2004 for transactions consummated after March 31, 2004.

IAS 1 (Associated companies, minority interests)

  IAS 1 (revised) requires minority interests to be included in the Group's equity in the consolidated balance sheet instead of as a separate category in the balance sheet and it is no longer deducted in arriving at the Group's net income. IAS 1 (revised) also requires that the tax related to the result of associated companies is not included in the Group's tax expense. From January 1, 2005, the Group's share in the results of its associated companies is included in one income statement line and is calculated after deduction of their respective taxes and minority interests.

IAS 38 (Intangibles)

  Under IAS 38 (revised), Novartis is required to adopt changes to accounting for intangible assets. The following are the principal accounting policy changes:

    •
    A value needs to be allocated to In-Process Research & Development (IPR&D) as part of the process of allocating the purchase price in a new business combination. This amount needs to be recorded separately from goodwill and must be assessed for impairment on an annual basis. Once a project included in IPR&D has been successfully developed and is available for use, it needs to be amortized over its useful life. Previously, IPR&D was included under goodwill for IFRS purposes and amortized. As required by the transitional rules, IPR&D has already been separately capitalized and not amortized for IFRS purposes for all acquisitions after March 31, 2004.

    •
    Acquired R&D assets, such as those related to up-front and milestone payments, also need to be capitalized as intangible assets, even if uncertainties as to whether the R&D will ultimately be successful in producing a saleable product exist. Previously, R&D intangible assets were only recognized if they were acquired after receiving regulatory approval, including that from the US Food and Drug Administration (FDA).

IAS 19 (Employee post-employment benefits)

  Novartis has decided to adopt a new option under IAS 19 from January 1, 2005. Under this option, the actuarial gains/losses from valuing the assets and liabilities of defined benefit plans at fair value at the balance sheet date are immediately adjusted in the balance sheet with a corresponding movement in equity. The prior policy of amortization into the income statement of actuarial gains/losses in excess of the "corridor" (the higher of 10% of plan assets or liabilities) is no longer required.

SIC-12 (Employee post-employment benefits)

  Changes to the Standing Interpretations Committee SIC-12 came into force on January 1, 2005, which require the consolidation of equity compensation plans. Prior to this change, there was no requirement under IFRS to consolidate these plans.

In addition, the Group has introduced the following changes:

  •
  Total COGS (Cost of Goods Sold) now includes royalty expenses relating to products sold as well as amortization and impairment of acquired product rights, patents and trademarks

  •
  Separate presentation of Other Revenues—mainly royalty income and income from profit-sharing arrangements

The above-mentioned changes to goodwill amortization and capitalization of R&D intangibles prior to 2005 and share-based compensation prior to November 7, 2002, are not required to be included retroactively in the historical consolidated financial statements. In order to assist our investors and analysts in their understanding of our results by having comparable information, we have also produced pro forma 2004 income and cash flow statements that include all of these adjustments.

In the nine months to September 30, 2005, there was a change in accounting for Pharmaceutical division sales rebates in the US on inventory held by wholesalers and retailers, which resulted in an expense relating to prior years of USD 62 million being recorded in the current year.

Apart from these matters, and the legal and product liability matters discussed in Note 5, there were no other significant changes in accounting policies or estimates or in any contingent liabilities from those disclosed in the 2004 Annual Report.

2. Changes in the scope of consolidation and other significant transactions

The following significant transactions were made during the nine months to September 30, 2005, and in 2004:

2005

Sandoz

On February 21, Novartis announced it was acquiring two leading generics companies in a series of transactions. Novartis signed definitive agreements to acquire 100% of Hexal AG and a 67.7% stake (65.4% fully diluted) in Eon Labs, Inc. (NASDAQ: ELAB) for a total of EUR 5.65 billion in cash.

On June 6, Novartis completed the acquisition of Hexal AG for USD 5.3 billion in cash. The third-quarter 2005 results include the consolidated income statement and cash flows of Hexal AG from June 6, 2005, to September 30, 2005. Preliminary goodwill at September 30, 2005, amounted to USD 2.7 billion.

On July 20, 2005, Novartis completed the cash tender offer for the outstanding shares of Eon Labs, Inc., with the result that it was possible to acquire all of the company's outstanding shares for USD 31.00 per share. The total acquisition costs of Eon Labs amounted to USD 2.6 billion. The third-quarter 2005 results include the consolidated balance sheet, income statements and cash flows of Eon Labs from July 20, 2005, to August 31, 2005. Preliminary goodwill of USD 1.9 billion has been included.

Consumer Health

On July 14, 2005, the Novartis OTC Business Unit announced the acquisition of a business including the rights to produce and market a portfolio of over-the-counter (OTC) brands from the Bristol-Myers Squibb Company that are principally sold in the US for USD 660 million in cash. The third-quarter 2005 results include the consolidated income statement and cash flows for the North American portion of this acquisition from its completion date of August 31, 2005, up to September 30, 2005. The closing date for the South American portion of this transaction was September 30, 2005, while the remaining portion in Europe, the Middle East and Africa (EMEA) is planned to be completed by December 31, 2005. A provisional balance sheet has been consolidated that includes USD 226 million of goodwill.

Corporate

On September 1, 2005, Novartis announced its intention to acquire all of the remaining shares of Chiron Corporation in addition to the 42.5% stake that it already owns for USD 40.00 per share. The independent directors of Chiron subsequently said the offer was inadequate. There can be no assurance that an agreement will be reached on this transaction.

2004

Sandoz

On June 30, Novartis acquired 100% of the shares of the Danish generics company Durascan A/S from AstraZeneca. Goodwill of USD 23 million has been recorded on this transaction.

On August 13, Novartis completed the acquisition of 100% of the shares of Sabex Inc., a Canadian generic manufacturer with a leading position in generic injectables, for USD 565 million in cash. Goodwill of USD 311 million has been recorded on this transaction.

Medical Nutrition

On February 13, Novartis completed the acquisition of Mead Johnson & Company's global adult medical nutrition business for USD 385 million in cash. These activities are included in the consolidated financial statements from that date with USD 220 million of net sales and a USD 31 million operating loss being recorded in 2004. Goodwill of USD 183 million has been recorded on this transaction.

3. Principal currency translation rates

Third quarter

	Average rates Q3 2005 USD	Average rates Q3 2004 USD	Period-end rates September 30, 2005 USD	Period-end rates September 30, 2004 USD

1 CHF	0.785	0.795	0.772	0.794
1 EUR	1.220	1.222	1.203	1.233
1 GBP	1.784	1.818	1.760	1.798
100 JPY	0.899	0.910	0.883	0.903

Nine months to September 30

	Average rates YTD 2005 USD	Average rates YTD 2004 USD	Period-end rates September 30, 2005 USD	Period-end rates September 30, 2004 USD

1 CHF	0.816	0.792	0.772	0.794
1 EUR	1.264	1.226	1.203	1.233
1 GBP	1.844	1.821	1.760	1.798
100 JPY	0.929	0.918	0.883	0.903

4. Condensed consolidated change in liquidity (unaudited)

Third quarter

	Q3 2005 USD m	Q3 2004(1) USD m	Change USD m

Change in cash and cash equivalents	-1 407	-390	-1 017
Change in marketable securities, financial debt and financial derivatives	706	738	-32

Change in net liquidity	-701	348	-1 049
Net liquidity at July 1(1)	1 746	5 655	-3 909

Net liquidity at September 30	1 045	6 003	-4 958

(1)
Restated historical basis (see notes to the interim financial statements for further information)

Nine months to September 30

	YTD 2005 USD m	YTD 2004(1) USD m	Change USD m

Change in cash and cash equivalents	-2 551	-2 465	-86
Change in marketable securities, financial debt and financial derivatives	-3 441	1 817	-5 258

Change in net liquidity	-5 992	-648	-5 344
Net liquidity at January 1(1)	7 037	6 651	386

Net liquidity at September 30	1 045	6 003	-4 958

(1)
Restated historical basis (see notes to the interim financial statements for further information)

5. Legal and product liability update

Litigation: A number of our affiliates are the subject of litigation arising out of the normal conduct of their business. As a result, claims could be made against them which, in whole or in part, might not be covered by insurance. In our opinion, however, the outcome of these actions will not materially affect our financial condition but could be material to our results of operations in a given period. Developments in these cases in the third quarter of 2005 are as follows:

  •
  Canadian Importation Cases: Novartis affiliates, along with various other pharmaceutical companies, are parties to a federal and a state court action alleging a conspiracy among pharmaceutical companies to keep prices of pharmaceuticals in the US artificially high by blocking imports of Canadian drugs to US consumers. In the federal court action, on August 26, 2005, the District Court sustained the Magistrate Judge's recommendation that the plaintiff's claims be dismissed. This decision is currently under appeal. In the state court action, which also involves allegations of price fixing, the Court granted in part and denied in part the defendants' demurrer to the plaintiffs' complaint. As a result, discovery is underway in that action.

  •
  Chiron/Fluvirin: We own approximately 42.5% of the shares of Chiron Corporation. Chiron and its officers and directors are currently the subject of a number of lawsuits and government investigations which include allegations of, among other things, breaches of the securities laws and of fiduciary duties, arising out of Chiron's inability to deliver its Fluvirin® influenza vaccine to the US market for the 2004/05 flu season. Novartis AG has been named as a defendant in a consolidated action alleging breach of fiduciary duty. On July 8, 2005, the Court granted Novartis AG's motion to dismiss the case on the basis that the claims had been brought in the wrong forum. This decision is currently under appeal.

  •
  Chiron/Proposed Acquisition: Following Novartis AG's offer on September 1, 2005, to acquire the remaining approximately 57.5% of Chiron Corporation's stock that is not already owned by Novartis for USD 40 per share, 12 class action complaints were filed against Novartis AG, Chiron, and against the Chiron board of directors, which includes three directors who are designated to that board by Novartis AG. Eight of these actions, filed in California state court, have been consolidated into a single action. The remaining four actions, filed in Delaware state court, have not yet been consolidated. The complaints generally allege that Novartis AG's offer was inadequate; two of the Delaware actions additionally allege that certain provisions of a pre-existing governance agreement between Novartis and Chiron are illegal under Delaware law. On September 5, 2005, Chiron's independent directors rejected Novartis AG's offer. While the California cases are currently stayed, briefing is currently underway in the Delaware cases on dispositive motions with respect to the governance agreement issues.

  •
  Famvir: The active ingredient in Famvir is covered by a compound patent which expires in 2010 in the US, in 2008 in Europe and 2006 in Canada. Other method of use patents expire in 2014 and 2015. Teva has challenged these patents in the US and has filed an application for a generic version of Famvir in the US. We have sued Teva in the US for infringement of the compound patent.

  •
  Fen-Phen: Prior to the acquisition of Eon Labs, Inc., our Sandoz Division distributed the phentermine, manufactured by Eon. Phentermine, when prescribed together with one of two other anti-obesity drugs, fenfluramine or dexfenfluramine, was known as "Fen-Phen," and became the subject of a number of product liability lawsuits. Prior to Novartis' acquisition of Eon, Eon defended and indemnified Sandoz for any such lawsuits against Sandoz. Since our acquisition of Eon, this indemnification is no longer available. In addition, Sandoz is now responsible for the remaining such actions pending against Eon, and has assumed Eon's responsibility to defend certain former Eon distributors. Since the beginning of the fen-phen litigation in 1997, Sandoz has been sued in approximately 3,626 fen-phen cases, all of which had been subject to the Eon indemnity. To date, Sandoz has been dismissed out of more than 99% of the fen-phen cases in which it has been served. Sandoz remains a defendant in approximately 29 active cases. In addition, Eon has been sued in approximately 7,105 fen-phen cases, and has been dismissed from more than 97% of them. Eon remains a named defendant in approximately 148 active cases. While the number of lawsuits being filed has decreased substantially, it is possible that additional similar lawsuits will be filed. We believe that we have substantial defenses to these claims, though the ultimate outcome cannot be determined. As of September 30, 2005, there has been no finding of liability for fen-phen injury against Sandoz or Eon in any case, and no payment by either company to settle any combination-related fen-phen lawsuit.

  •
  PPA: Novartis affiliates are parties to about 96 lawsuits (down from 145 at the close of the second Quarter of 2005) in the US brought by people claiming to have been injured by products containing phenylpropanolamine (PPA) sold by certain of those affiliates. These cases are in various stages of litigation with Novartis having achieved favorable jury verdicts in four trials. One Novartis case resulted in a hung jury and one case is currently on trial. Another 25 trials are scheduled over the next 12 months. There can be no guarantee that our initial successes will be repeated or sustained in the event of an appeal.

6. Significant differences between IFRS and US Generally Accepted Accounting Principles (US GAAP) (unaudited)

The Group's consolidated financial statements have been prepared in accordance with IFRS, which, as applied by the Group, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the tables below.

The adjustments have been explained in note 32 of the Novartis 2004 annual report. Adoption of new IFRS and US GAAP standards from January 1, 2005, have led to the following additional adjustments being recorded:

Pension and other post-employment benefits

  Under the Group's adoption of new IFRS guidelines, actuarial gains and losses arising from changes in the fair value of assets and liabilities in the Group's pension and post-employment defined benefit plans are recognized immediately in equity. Under US GAAP, these differences are recognized in the income statement only when they exceed specified levels.

Research & Development

  IFRS requires capitalization of acquired R&D and acquired in-process R&D, which, under certain circumstances, require expensing under US GAAP.

Inventory

  The Group changed its external US GAAP reporting of inventories held by certain subsidiaries from the Last-In-First-Out ("LIFO") method to the First-In-First-Out ("FIFO") method. This change has been applied by restating prior years' US GAAP equity.

Share-based compensation

  The Group has elected to adopt FAS 123(revised) on Share-Based Payment from January 1, 2005, with retroactive application as far as permitted by the standard. However, not all amounts can be retroactively restated and there are differences in the transitional rules, which results in a new difference in the income statement between IFRS and US GAAP.

Minority interests

  In contrast to IFRS, minority interests under US GAAP are deducted in determining net income.

	YTD 2005 USD m		YTD 2004(1) USD m

Net income under IFRS	4 789		4 113
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	-388		-270
Purchase accounting: Other acquisitions	-6		16
Purchase accounting: IFRS goodwill amortization	-21		131
Purchase accounting: Purchase cost differences	-118
Available-for-sale securities and financial instruments	253		18
Pension and other post-employment benefits	-153		75
Share-based compensation	-43		-86
In-Process and other Research & Development	-1 521	(2)	34
Minority interests	-9		-12
Other	57		-266
Deferred tax	-24		118

Net income under US GAAP	2 816		3 871

Basic earnings per share under US GAAP (USD)	1.21		1.64

Diluted earnings per share under US GAAP (USD)	1.20		1.63

(1)
Restated historical basis (see notes to the interim financial statements for further information)

(2)
Includes a preliminary estimate of the Hexal and Eon Labs charge for acquired In-Process R&D

	September 30, 2005 USD m	September 30, 2004(1) USD m

Equity under IFRS	31 738	28 918
US GAAP adjustments:
Purchase accounting: Ciba-Geigy	1 891	2 413
Purchase accounting: Other acquisitions	2 797	2 826
Purchase accounting: IFRS goodwill amortization	519	486
Purchase accounting: Purchase cost differences	-118
Available-for-sale securities and derivative financial instruments	-25
Pension and other post-employment benefits	3 559	2 798
In-Process and other Research & Development	-2 877	-1 297
Minority interests	-117	-136
Other	181	-247
Deferred tax	-1 202	-656

Equity under US GAAP	36 346	35 105

(1)
Restated historical basis (see notes to the interim financial statements for further information)

Supplementary information (unaudited)

Free cash flow

Third quarter

	Q3 2005 USD m	Q3 2004(1) USD m	Change USD m

Cash flow from operating activities	2 538	2 147	391
Purchase of property, plant & equipment	-285	-297	12
Purchase of intangible and financial assets	-227	-292	65
Sale of intangible and financial assets	234	155	79

Free cash flow	2 260	1 713	547

(1)
Pro forma basis

Nine months to September 30

	YTD 2005 USD m	YTD 2004(1) USD m	Change USD m

Cash flow from operating activities	5 820	4 865	955
Purchase of property, plant & equipment	-770	-882	112
Purchase of intangible and financial assets	-745	-683	-62
Sale of intangible and financial assets	870	618	252
Dividends paid to third parties	-2 107	-1 896	-211

Free cash flow	3 068	2 022	1 046

(1)
Pro forma basis

Share information

	September 30, 2005	September 30, 2004

Number of shares outstanding (million)	2 334.8	2 339.2
Registered share price (CHF)	65.65	58.20
ADS price (USD)	51.00	46.20
Market capitalization (USD billion)	118.3	108.1	(1)
Market capitalization (CHF billion)	153.3	136.1	(1)

(1)
Restated historical basis

Supplementary tables: Third Quarter 2005—Net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total	% change
Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	in local currencies

Diovan	Hypertension	402	14	523	19	925	17	17
Gleevec/Glivec	Chronic myeloid leukemia	136	46	411	27	547	33	31
Lamisil (group)	Fungal infections	156	-1	162	-13	318	-8	-7
Zometa	Cancer complications	172	13	130	15	302	15	14
Lotrel	Hypertension	269	23			269	23	23
Neoral/Sandimmun	Transplantation	36	-12	206	2	242	0	0
Sandostatin (group)	Acromegaly	89	-7	130	16	219	6	5
Lescol	Cholesterol reduction	70	-10	124	6	194	-1	-1
Voltaren (group)	Inflammation/pain	2	0	172	8	174	9	7
Trileptal	Epilepsy	125	19	40	20	165	20	19

Top ten products total		1 457	10	1 898	13	3 355	13	13
Femara	Breast cancer	58	26	78	39	136	35	33
Visudyne	Macular degeneration	51	-9	73	25	124	9	8
Exelon	Alzheimer's disease	42	-9	77	21	119	11	9
Zelnorm/Zelmac	Irritable bowel syndrome	97	37	16	18	113	36	34
Tegretol (incl. CR/XR)	Epilepsy	29	16	70	-5	99	1	0
Miacalcic	Osteoporosis	62	-2	32	-7	94	-2	-3
Foradil	Asthma	3	0	74	-5	77	-3	-4
Comtan/Stalevo Group	Parkinson's disease	36	24	38	55	74	42	39
Famvir	Viral infections	41	-7	27	10	68	1	-1
Elidel	Eczema	38	-43	15	-8	53	-36	-37

Top 20 products total		1 914	10	2 398	13	4 312	12	11
Rest of portfolio		180	14	601	-9	781	-4	-5

Total Division net sales		2 094	11	2 999	7	5 093	10	9

Supplementary tables: Nine months to September 30—Net sales of top 20 pharmaceutical products (unaudited)

		US		Rest of world		Total	% change
Brands	Therapeutic area	USD m	% change in local currencies	USD m	% change in local currencies	USD m	in USD	in local currencies

Diovan/Co-Diovan	Hypertension	1 134	13	1 548	19	2 682	18	16
Gleevec/Glivec	Chronic myeloid leukemia	371	38	1 209	29	1 580	35	31
Zometa	Cancer complications	517	11	393	16	910	15	13
Lamisil (group)	Fungal infections	411	2	471	1	882	3	1
Lotrel	Hypertension	778	17			778	17	17
Neoral/Sandimmun	Transplantation	111	-18	601	-4	712	-4	-7
Sandostatin (group)	Acromegaly	281	5	391	13	672	12	9
Lescol	Cholesterol reduction	187	-11	384	8	571	3	0
Voltaren (group)	Inflammation/pain	5	-29	515	11	520	14	10
Trileptal	Epilepsy	343	20	115	20	458	21	20

Top ten products total		4 138	12	5 627	14	9 765	15	13
Femara	Breast cancer	175	52	215	33	390	44	41
Visudyne	Macular degeneration	152	-1	225	27	377	16	14
Exelon	Alzheimer's disease	127	-6	219	17	346	11	7
Tegretol (incl. CR/XR)	Epilepsy	81	8	216	0	297	5	2
Zelnorm/Zelmac	Irritable bowel syndrome	251	31	44	19	295	30	29
Miacalcic	Osteoporosis	178	-2	102	-4	280	-1	-3
Foradil	Asthma	11	22	240	1	251	7	2
Elidel	Eczema	156	-24	61	14	217	-15	-16
Comtan/Stalevo Group	Parkinson's disease	97	24	106	58	203	43	40
Famvir	Viral infections	110	-8	78	5	188	-1	-3

Top 20 products total		5 476	10	7 133	14	12 609	15	12
Rest of portfolio		515	2	1 952	-7	2 467	-2	-5

Total Division sales excluding accounting adjustment		5 991	9	9 085	9	15 076	11	9
Prior-years' US sales rebate accounting adjustment		-62				-62

Total Division net sales		5 929	8	9 085	9	15 014	11	9

Pharmaceutical Division therapeutic area net sales (unaudited)

Third quarter (unaudited)

	Q3 2005 USD m	Q3 2004 USD m	Change USD (%)

Cardiovascular
Strategic franchise products
Diovan	925	788	17
Lotrel	269	218	23
Lescol	194	195	-1
Other	23	33	-30

Total strategic franchise products	1 411	1 234	14
Mature products	166	183	-9

Total Cardiovascular products	1 577	1 417	11

Oncology
Strategic franchise products
Gleevec/Glivec	547	412	33
Zometa	302	262	15
Sandostatin (group)	219	207	6
Femara	136	101	35
Other	54	62	-13

Total Oncology products	1 258	1 044	20

Neuroscience
Strategic franchise products
Trileptal	165	137	20
Exelon	119	107	11
Tegretol	99	98	1
Other	186	172	8

Total strategic franchise products	569	514	11
Mature products	131	130	1

Total Neuroscience products	700	644	9

Respiratory & Dermatology
Strategic franchise products
Lamisil	318	344	-8
Foradil	77	79	-3
Elidel	53	83	-36
Other	15	10	50

Total strategic franchise products	463	516	-10
Mature products	24	30	-20

Total Respiratory & Dermatology products	487	546	-11

Arthritis/Bone/Gastrointestinal/Hormonal/ Infectious diseases/other (ABGHI)
Strategic franchise products
Zelnorm/Zelmac	113	83	36
Other	86	69	25

Total strategic franchise products	199	152	31
Mature products	390	396	-2

Total ABGHI products	589	548	7

Transplantation
Neoral/Sandimmun	242	241	0
Other	36	19	89

Total Transplantation products	278	260	7

Ophthalmics
Visudyne	124	114	9
Other	80	81	-1

Total Ophthalmics products	204	195	5

Total strategic franchise products	4 382	3 915	12
Total mature products	711	739	-4
Prior-years' US sales rebate accounting adjustment	0	-8

Total Division net sales	5 093	4 646	10

Pharmaceutical Division therapeutic area net sales (unaudited)

Nine months to September 30 (unaudited)

	YTD 2005 USD m	YTD 2004 USD m	Change USD (%)

Cardiovascular
Strategic franchise products
Diovan	2 682	2 268	18
Lotrel	778	666	17
Lescol	571	556	3
Other	89	85	5

Total strategic franchise products	4 120	3 575	15
Mature products	507	611	-17

Total Cardiovascular products	4 627	4 186	11

Oncology
Strategic franchise products
Gleevec/Glivec	1 580	1 168	35
Zometa	910	789	15
Sandostatin (group)	672	602	12
Femara	390	271	44
Other	199	213	-7

Total Oncology products	3 751	3 043	23

Neuroscience
Strategic franchise products
Trileptal	458	377	21
Exelon	346	313	11
Tegretol	297	284	5
Other	554	502	10

Total strategic franchise products	1 655	1 476	12
Mature products	376	390	-4

Total Neuroscience products	2 031	1 866	9

Respiratory & Dermatology
Strategic franchise products
Lamisil	882	860	3
Foradil	251	234	7
Elidel	217	255	-15
Other	42	31	35

Total strategic franchise products	1 392	1 380	1
Mature products	108	110	-2

Total Respiratory & Dermatology products	1 500	1 490	1

Arthritis/Bone/Gastrointestinal/Hormonal/ Infectious diseases/other (ABGHI)
Strategic franchise products
Zelnorm/Zelmac	295	227	30
Other	232	198	17

Total strategic franchise products	527	425	24
Mature products	1 187	1 151	3

Total ABGHI products	1 714	1 576	9

Transplantation
Neoral/Sandimmun	712	743	-4
Other	96	56	71

Total Transplantation products	808	799	1

Ophthalmics
Visudyne	377	324	16
Other	268	247	9

Total Ophthalmics products	645	571	13

Total strategic franchise products	12 898	11 269	14
Total mature products	2 178	2 262	-4
Prior-years' US sales rebate accounting adjustment	-62	-3

Total Division net sales	15 014	13 528	11

Net sales by region (unaudited)

Third quarter

			% change
	Q3 2005 USD m	Q3 2004 USD m	USD	local currencies	Q3 2005 % of total	Q3 2004 % of total

Pharmaceuticals
US	2 094	1 895	11	11	41	41
Rest of world	2 999	2 751	9	7	59	59

Total	5 093	4 646	10	9	100	100

Sandoz
US	314	219	44	44	21	30
Rest of world	1 172	503	133	130	79	70

Total	1 486	722	106	104	100	100

Consumer Health
US	820	767	7	7	45	45
Rest of world	1 016	922	10	9	55	55

Total	1 836	1 689	9	8	100	100

Group
US	3 228	2 881	12	12	38	41
Rest of world	5 187	4 176	24	23	62	59

Total	8 415	7 057	19	18	100	100

Nine months to September 30

			% change
	YTD 2005 USD m	YTD 2004 USD m	USD	local currencies	YTD 2005 % of total	YTD 2004 % of total

Pharmaceuticals
US	5 929	5 474	8	8	39	40
Rest of world	9 085	8 054	13	9	61	60

Total	15 014	13 528	11	9	100	100

Sandoz
US	824	709	16	16	26	33
Rest of world	2 297	1 469	56	52	74	67

Total	3 121	2 178	43	40	100	100

Consumer Health
US	2 361	2 160	9	9	44	44
Rest of world	3 059	2 803	9	6	56	56

Total	5 420	4 963	9	7	100	100

Group
US	9 114	8 343	9	9	39	40
Rest of world	14 441	12 326	17	13	61	60

Total	23 555	20 669	14	12	100	100

Quarterly analysis

Key figures by quarter

			Change
	Q3 2005 USD m	Q2 2005 USD m	USD m	%

Total sales	8 415	7 799	616	8
Operating income	1 888	1 849	39	2
Financial income, net	18	61	-43	-70
Taxes	-305	-292	-13	4
Net income	1 666	1 646	20	1

Sales by region

			Change
	Q3 2005 USD m	Q2 2005 USD m	USD m	%

US	3 228	3 069	159	5
Europe	3 208	2 812	396	14
Rest of world	1 979	1 918	61	3

Total	8 415	7 799	616	8

Sales by division

			Change
	Q3 2005 USD m	Q2 2005 USD m	USD m	%

Pharmaceuticals	5 093	5 132	-39	-1
Sandoz	1 486	832	654	79
Consumer Health	1 836	1 835	1

Total	8 415	7 799	616	8

Operating income by division

			Change
	Q3 2005 USD m	Q2 2005 USD m	USD m	%

Pharmaceuticals	1 681	1 611	70	4
Sandoz	34	79	-45	-57
Consumer Health	290	289	1
Corporate income/expense, net	-117	-130	13

Total	1 888	1 849	39	2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Novartis AG has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: October 19, 2005	By:	/s/ MALCOLM CHEETHAM
	Name:	Malcolm Cheetham
	Title:	Head Group Financial Reporting and Accounting

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SIGNATURES